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Exhibit 12(b)

BALTIMORE GAS AND ELECTRIC COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

	12 Months Ended
	December 2010	December 2009	December 2008	December 2007	December 2006
	(In millions)
Income from Continuing Operations (Before Extraordinary Loss)	$147.6	$90.7	$51.5	$139.8	$170.3
Taxes on Income	97.1	63.8	20.7	96.0	102.2

Adjusted Income	$244.7	$154.5	$72.2	$235.8	$272.5
Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness, Net of Amounts Capitalized	$135.8	$143.6	$144.2	$127.9	$104.6
Interest Factor in Rentals	0.3	0.3	0.3	0.3	0.3

Total Fixed Charges	$136.1	$143.9	$144.5	$128.2	$104.9

Preferred and Preference Dividend Requirements: (1)
Preferred and Preference Dividends	$13.2	$13.2	$13.2	$13.2	$13.2
Income Tax Required	8.7	8.6	5.3	9.1	8.0

Total Preferred and Preference Dividend Requirements	$21.9	$21.8	$18.5	$22.3	$21.2

Total Fixed Charges and Preferred and Preference Dividend Requirements	$158.0	$165.7	$163.0	$150.5	$126.1

Earnings (2)	$380.8	$298.4	$216.7	$364.0	$377.4

Ratio of Earnings to Fixed Charges	2.80	2.07	1.50	2.84	3.60
Ratio of Earnings to Combined Fixed Charges and Preferred and Preference Dividend Requirements	2.41	1.80	1.33	2.42	2.99
(1)
Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

(2)
Earnings are deemed to consist of income from continuing operations (before extraordinary loss) that includes earnings of BGE's consolidated subsidiaries, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.

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  Exhibit 12(b)
BALTIMORE GAS AND ELECTRIC COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS